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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TravelCenters of America LLC
Full Name of Registrant

Former Name if Applicable

24601 Center Ridge Road, Suite 200
Address of Principal Executive Office (Street and Number)

Westlake, OH 44145-5639
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TravelCenters of America LLC (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2013 (the”2013 Annual Report”), within the time period prescribed due to unanticipated delays encountered in connection with the Company’s accounting for income taxes as well as general delays encountered in connection with the completion of the Company’s accounting processes and procedures. The Company has tentatively concluded, in accordance with generally accepted accounting principles, that it is more likely than not that it will realize a portion of its deferred tax assets in future periods and, accordingly, has tentatively concluded that a portion of the previously recognized valuation allowance with respect to these deferred tax assets should be reversed in the fourth quarter of 2013. In connection with its assessment of the realizability of its deferred tax assets, the Company is reviewing whether certain of its deferred tax assets historically classified as unrestricted federal net operating loss carry forwards, and for which the Company historically provided a full valuation allowance, are subject to limitation as a result of restrictions imposed under Section 382 of the Internal Revenue Code.  The Company is also continuing to complete its standard quarterly and year end accounting processes and procedures with respect to certain asset and liability accounts, as well as other general financial statement analysis, in compliance with its internal control procedures.  The time, effort and staffing to complete the required calculations, accounting and reviews have been greater than expected or available.  Also, the growth in the Company’s business has contributed to the delay in completing the Company’s financial statements.

The Company currently expects to file its 2013 annual Report within the 15 calendar day extension provided by Rule 12b-25.

(Attach extra Sheets if Needed)

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Andrew J. Rebholz	440	808-9100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the completion of the Company’s 2013 results remains in progress, the Company is unable to state with specificity the amount of net income or loss it expects to report for the fourth quarter of 2013.  For the fourth quarter of 2012 and the full year 2012, the Company reported a net loss of $2.5 million and net income of $32.2 million, respectively.  For the nine month periods ended September 30, 2013 and 2012, the Company reported net income of $19.6 million and $34.6 million, respectively, a decline of $15 million.  The Company expects that, excluding the benefit that would be recognized as a result of the reversal of a portion of its deferred tax asset valuation allowance described in Part III above that is still to be determined, the net loss for the fourth quarter of 2013 would exceed the net loss for the 2012 fourth quarter, principally as a result of the recognition in the 2013 fourth quarter of a previously announced $10 million charge in connection with a recent litigation settlement.  The amount of tax benefit that may be recognized as a result of reversing a portion of the deferred tax asset valuation allowance could result in the Company reporting net income for the fourth quarter of 2013.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS NOTIFICATION OF LATE FILING MAY CONTAIN STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS.  ALSO, WHENEVER THE COMPANY USES WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE” OR SIMILAR EXPRESSIONS, THE COMPANY IS MAKING FORWARD LOOKING STATEMENTS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE COMPANY’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR.  ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THESE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS.  FOR EXAMPLE:

•      THIS NOTIFICATION OF LATE FILING STATES THAT THE COMPANY EXPECTS TO FILE ITS 2013 ANNUAL REPORT WITHIN THE 15 CALENDAR DAY EXTENSION PERIOD PROVIDED BY RULE 12B-25.  HOWEVER, THE COMPANY MAY BE UNABLE TO DO SO.  IF THE COMPANY FAILS TO FILE ITS 2013 ANNUAL REPORT BY THE EXTENDED DEADLINE, ITS ABILITY TO USE ITS SHELF REGISTRATION STATEMENT ON FORM S-3 WILL BE RESTRICTED AND THE COMPANY MAY INCUR OTHER NEGATIVE EFFECTS.

•      THE COMPANY HAS NOT YET COMPLETED ITS CONSOLIDATED FINANCIAL STATEMENTS AND THE REQUIRED DISCLOSURES FOR INCLUSION IN ITS 2013 ANNUAL REPORT.  AS A RESULT, THE COMPANY’S FINAL, AUDITED RESULTS OF OPERATIONS COULD DIFFER MATERIALLY FROM THE DISCUSSION SET FORTH IN THIS NOTIFICATION OF LATE FILING, INCLUDING WITH RESPECT TO MATTERS IN ADDITION TO THOSE DESCRIBED IN THIS NOTIFICATION OF LATE FILING.

FOR THESE REASONS, AMONG OTHERS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS IN THIS NOTIFICATION OF LATE FILING.  ALL FORWARD-LOOKING STATEMENTS ARE BASED ON INFORMATION CURRENTLY AVAILABLE TO THE COMPANY ON THE DATE HEREOF, AND THE COMPANY UNDERTAKES NO OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS FILING, EXCEPT AS REQUIRED BY LAW.

TravelCenters of America LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2014	By	/s/ Andrew J. Rebholz
Andrew J. Rebholz Executive Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).